EXHIBIT 99.1

Canagold Identifies Significant Antimony Production Potential at New Polaris

Vancouver, B.C. – January 8, 2024 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce that its New Polaris Gold Project contains significant antimony mineralization, in addition to the previously defined gold resources.

Click here to watch Canagold CEO’s interview about this news release:

https://stockhouse.com/video/thewatchlist/k7ycgzc5?mediaId=k7YcGzC5

Antimony, recognized as a critical mineral by Canada, the United States, and the European Union, plays a vital role in numerous industrial applications. This versatile metal is increasingly used in defense technologies, semiconductor production, fire retardants, and the manufacturing of solar panels.

In 2024, antimony prices experienced a notable surge, driven by shifting global supply and demand dynamics. This price increase has been influenced by rising global demand for antimony, coupled with the imposition of export restrictions by China, the world’s largest producer of the metal.

Although the presence of antimony at New Polaris has been known since the early days of mine production in the 1940s and 1950s, the metal's potential has largely been overlooked due to China’s dominant global supply. However, with antimony now being classified as a critical mineral and the limited global production outside of China, Canagold is committed to evaluating the potential for antimony production alongside its ongoing gold development plans at New Polaris.

Importantly, the inclusion of antimony production at New Polaris will be integrated with the Company’s existing gold production plans, with no impact on current permitting or mine development timelines.

Results from a comprehensive 700 kg master composite metallurgical test program conducted in 2022 at ALS Labs, which included over 390 mineralized drill core intervals, with an average antimony grade of 0.44%, although not optimised to recover antimony, was able to recover 92% of the antimony in the feed to the bulk sulphide gold concentrate. The concentrate averaged 3.07% antimony.

2022 Metallurgical testing results:

Product	# of samples	Weight	Assay g/t	Assay %	Recovery %	Recovery %
		Kilograms	Au	Sb	Au	Sb
2022 Pilot Plant-ALS
Feed Grade	390	700	11.3	0.44
Concentrate		82	80.1	3.07	95.0	92.0

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The metallurgical test was conducted at ALS Laboratory in Kamloops, BC, the 390 samples used were from 2021 and 2022 drill core collected throughout the ‘C’ zone.

Some of the significant antimony drill intercepts are shown below.

Drill Intercept Highlights

Hole ID	From	Length m	%Sb	Comments
06-1615E8	347.5	5.1	9.08	Including 14.45 % Sb / 2.2 m from 348.6 m
06-1615E9	441.6	3.3	5.69	Including 8.63 %Sb / 1.9 m from 441.6 m
06-1646E6	258.3	2	11.86	Including 16.02 % Sb / 1.0 m from 258.3 m
06-1676E6	285.7	2.4	4.40	Including 6.36 % Sb /1.3 m from 286.8
06-1737E5	313.3	2.3	4.45	Including 8.14 % Sb / 0.8 m from 314.8 m

Drill Hole Details

HOLE_ID	UTM E NAD 83	UTM N NAD 83	Elevation	Azimuth	Dip	FROM	TO
06-1615E8	579423.0	6507068	377.5	355	-82	347.5	352.6
06-1615E9	579423.6	6507027	471	355	-84	441.6	444.9
06-1646E6	579452.3	6507102	273	356	-79	258.3	260.3
06-1676E6	579482.5	6507063	309	356	-79.5	285.7	288.1
06-1737E5	579544.2	6507052	336	355	-85	313.3	315.6

Further evaluation of the antimony resource, along with additional metallurgical testwork, will be conducted in 2025 to assess the total existing antimony resource and determine the optimal processing conditions required to recover antimony into a marketable product.

Canagold will continue to assess opportunities to leverage its New Polaris asset as a source of both gold and antimony, which could enhance the overall value of the project while supporting the growing demand for these critical minerals.

“We are excited about the prospect for Canagold to produce antimony alongside gold at the New Polaris project,” said Catalin Kilofliski, CEO of Canagold. “The results from our metallurgical testwork clearly demonstrate the high recovery of antimony into the New Polaris concentrate. This valuable metal has the potential to create a new revenue stream that could add substantial value to the project with minimal additional costs. The advanced stage of the New Polaris project positions Canagold at the forefront of Canadian companies poised to contribute to the country's critical mineral supply, particularly in meeting the growing demand for antimony. Currently there are no producing antimony mines in Canada.”

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Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

Some diamond drill core samples were prepared at MSA Labs’ Preparation Laboratory in Terrace, BC and assayed at MSA Labs’ Geochemical Laboratory in Langley, BC. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. MSA Laboratories quality system complies with the requirements for the International Standards ISO 17025 and ISO 9001

Some diamond drill core samples were submitted to the ALS Geochemistry Lab in Whitehorse, YT for preparation and assaying. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

MSA Labs and ALS Labs are independent of the Company.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The is located within the traditional territory of the Taku River Tlingit First Nations.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

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For further information about the New Polaris Project and Canagold Resources Ltd, please visit Canagold’s website at https://www.canagoldresources.com or contact:

"Catalin Kilofliski”

_____________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com, 604-685-9700

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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